Exhibit 99.1

BRAZIL POTASH (NYSE AMERICAN: GRO) CONVERTS ITS WATER EXTRACTION INSTALLATION LICENSES INTO FULL OPERATIONAL PERMITS AT ITS AUTAZES POTASH PROJECT LOCATED IN THE AMAZONAS STATE OF BRAZIL

•	Water operations supported and approved by IPAAM, the Amazonas State Environmental Protection Institute

•	Fresh water wells located at future processing plant and port site cover all potable water needs during construction and operations

MANAUS, BRAZIL, December 30, 2024 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE American: GRO), a company developing and constructing the largest potash fertilizer project in Brazil, the Autazes Potash Project (the “Project”), announces that its wholly owned Brazilian subsidiary, Potassio do Brasil, has received two water resource operating licenses (“Outorga de uso de recurso hídrico”) from the Amazon State Environmental Protection Institute (IPAAM) for the Project. These licenses authorize the Company to operate two deep water wells that will provide potable water for both construction and operational phases of the Project and advance the previously granted Installation Licenses for construction. These wells will supply sufficient fresh potable water for the processing plant and port needs. These permits mark the first phase of operations for the Project.

The water resource operating permits cover the Project’s comprehensive water supply system, which is strategically divided between the processing plant area and port facilities located approximately 8 kilometers away. The deep wells, located within the plant site boundaries, are designed to meet all drinking quality (potable) water requirements during the initial construction phase and for future operations.

“Securing these water resource operating permits represents a key advancement in our construction,” said Matt Simpson, Chief Executive Officer of Brazil Potash. “Independent testing has confirmed both water quality and quantity meet all regulatory requirements, including sustainable usage parameters. Having dedicated, high-quality water sources within our project boundaries enhances our operational planning and demonstrates our commitment to sustainable resource management.”

Mr. Simpson continued, “we continue to advance the Project, with strong support from all levels of government who recognize the urgent need to establish domestic potash production for Brazilian farmers. This license represents another step forward in our mission to provide Brazilian farming communities with a secure, domestic source of potash.”

About Brazil Potash

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing Brazil’s largest potash project that will supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth but is vulnerable as it imports over 95% of its potash fertilizer despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of the largest farmers and logistical operators of agricultural products in Brazil. With initial planned annual potash production of 2.4 million tons per year, Brazil Potash will supply ~17% of the growing potash demand in Brazil with future plans to double output. 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating ~1.4 million tons per year of GHG emissions.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are statements that are not historical facts. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. Such forward-looking statements, including statements relating to securing two water resource operating licenses, are subject to risks and uncertainties, many of which are beyond the control of the Company, including those described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, for the IPO filed with the SEC and the supplemented PREP prospectus filed in each of the provinces and territories of Canada, other than Québec. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, unless required by law.

Contact:

Brazil Potash Investor Relations

info@brazilpotash.com